NOT FOR DISTRIBUTION TO A US NEWSWIRE SERVICE OR FOR DISSEMINATION IN THE UNITED STATES.

FIORE EXPLORATION LTD. ANNOUNCES INCREASE OF PRIVATE PLACEMENT

TO $10 MILLION

August 12, 2016	TSXV – F

VANCOUVER, B.C., August 12, 2016 – Fiore Exploration Ltd. (“Fiore Ex” or the “Company”) (TSXV: F), announces that further to this morning’s new release it has increased the non-brokered private placement to 18,200,000 common shares at a price of $0.55 per common share, for gross proceeds of $10,010,000.   The private placement has been fully allocated and remains subject to the approval of the TSX Venture Exchange.

Tim Warman, P.Geo., Fiore’s CEO, is the Qualified Person who supervised the preparation of the technical data in this news release.

ABOUT FIORE EXPLORATION LTD.

Fiore Exploration Ltd., has acquired the Pampas El Peñon gold project in Chile from Arena Minerals, a project which covers land in the same geological environment as Yamana's flagship El Peñon mine.

On behalf of FIORE EXPLORATION LTD.

"Tim Warman"

Chief Executive Officer

For further information please contact:  604-609-6110

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Disclaimer for Forward-Looking Information

“This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws. This information and statements address future activities, events, plans, developments and projections. All statements, other than statements of historical fact, constitute forward-looking statements or forward-looking information. Such forward-looking information and statements are frequently identified by words such as “may,” “will,” “should,” “anticipate,” “plan,” “expect,” “believe,” “estimate,” “intend” and similar terminology, and reflect assumptions, estimates, opinions and analysis made by management of the Company in light of its experience, current conditions, expectations of future developments and other factors which it believes to be reasonable and relevant. Forward-looking information and statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance and achievements to differ materially from those expressed or implied by the forward-looking information and statements and accordingly, undue reliance should not be placed thereon.

Risks and uncertainties that may cause actual results to vary include but are not limited to the availability of financing; fluctuations in commodity prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management’s Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking information or statements except as may be required.”